Exhibit 26 (c)(1)(c)

AMENDMENT TO DISTRIBUTION AGREEMENT

This AMENDMENT to the Distribution Agreement originally entered into on or about March 31, 2000 by and between United Investors Life Insurance Company, a Missouri corporation, (the “Insurance Company”) and United Securities Alliance, Inc., a Colorado corporation, (the “Distributor”), WITNESSES THAT:

The parties hereto hereby amend the Distribution Agreement by adding the following subsection to Section 10 (a):

(6) Insurance Company and Distributor each wish to ensure that the Variable Products distributed by Distributor will be issued to purchasers for whom the Variable Products will be suitable. Distributor shall therefore take reasonable steps to ensure that the Representatives appointed by or under it shall not make recommendations to an applicant to purchase a Policy or Contract in the absence of reasonable grounds to believe that the purchase of the Policy or Contract is suitable for such applicant. While not limited to the following, a determination of suitability shall be based on information furnished to a Representative after reasonable inquiry of such applicant concerning the applicant’s insurance and investment objectives and financial situation and needs.

In all other respects, the parties reaffirm and ratify the Distribution Agreement.

IN WITNESS WHEREOF, the parties to this Amendment have caused it to be executed as of the 12th day of January, 2005.

United Securities Alliance, Inc.		United Investors Life Insurance Company

By:	/s/ Jon R. Pearn	By:	/s/ Anthony L. McWhorter
Name:	Jon R. Pearn	Name:	Anthony L. McWhorter
Title:	Chief Compliance Officer	Title:	President